U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number: 0-50488

WESTERN WIND ENERGY CORP.

(Exact name of registrant as specified in its charter)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(604) 781-4192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

N E W S R E L E A S E

April 1, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"
Berlin Stock Exchange Symbol: "WWE"
Issued and Outstanding: 13,252,991
Including 1,150,000 escrow shares

Application Made for 400 Megawatts of Interconnection and Wheeling Service near Hoover Dam

The Company is pleased to announce that it has applied to the Western Area Power Administration (WAPA) for 400 megawatts of interconnection and wheeling (transmission) service. This application represents a significant step in developing a world-class 400-megawatt wind park near the Hoover Dam in Northwest Arizona.

The Company has completed the identification of a viable wind resource by monitoring the area for over five (5) years from 13 anemometers strategically located throughout the Company's extensive land position.

The application was made to the Desert Southwest Region in Phoenix, Arizona under the Open Access Transmission Service Tariff. The requested service is for a 400 megawatt interconnection and 400 megawatts of wheeling on the WAPA Mead-Liberty 345 kV transmission line in the vicinity of Dolan Springs, Arizona.

The Company's land position consists of 65,000 acres of federal land applications, 8,300 acres of private land leases and 440 acres of fee simple land owned by the Company.

The Company is working with several large integrated energy companies regarding the selling of both the energy and green credits associated with the proposed 400-megawatt wind park.

Financing for the project would come from tax partnerships and would not require any dilution to the Company's shareholders.

When fully developed the project will cost over 400 million dollars. Tax partnerships are an ideal way to build the project with favorable tax benefits to tax investors while preventing dilution to the Western Wind shareholder.

The Company's Executive Vice President and Chief Engineer, Steve Mendoza has been active in Arizona transmission planning committees and forums. Through Mr. Mendoza's activities, the Company continues to support the cooperative development of transmission facilities in the southwest region of the United States. Mr. Mendoza commented that he has been "very impressed with the cooperation exhibited by Arizona public entities and major electric utilities. The foresight and cooperation of local planning groups makes it possible for the orderly and cost effective development of major projects which will benefit the State of Arizona."

Mike Boyd, President of the Arizona subsidiary of Western Wind Energy states "this is an example of how the Company's management can substantially increase shareholder value without any dilution to the Company's shareholders. In addition, this project will bring energy price stability, environmental leadership, independence from foreign fuel sources and economic and social benefits to the citizens and stakeholders of Arizona."

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

N E W S R E L E A S E

April 5, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"
Berlin Stock Exchange Symbol: "WWE"
Issued and Outstanding: 13,254,491
Including 1,150,000 escrow shares

WND Hires Communications Company to Assist with Media, Investor Relations

The Company is pleased to announce that it has contracted with DDSM Partners, Corporate Communications Inc., of Vancouver, Canada, to assist with its communications and investor relations activities.

Susan de Stein, President of DDSM, will be WND's primary contact and account manager. Experienced in media, investor, and public relations, she has been a journalist, media spokesperson, corporate executive, PR agency president, and entrepreneur. She has a MBA and the Canadian Securities Course and is also an accredited business communicator (ABC).

DDSM (www.ddsmpartners.com) is a full service boutique PR agency, with a diverse client base that includes publicly traded companies and private organizations in a number of sectors, including technology, financial services, and retail.

Ms. de Stein's corporate career has included Shell Canada and TD Bank, working out of their Toronto head offices. In TD's public affairs group, she managed investor publications and was the Bank's primary public spokesperson, public affairs strategist, with responsibility for communicating with international, national and business print and broadcast media. After seven years in public affairs, she moved through four executive-level assignments, first heading up the retail financial services, real estate, and marketing function for 60 branches in Toronto, and later was a Vice President in Treasury, Visa, and TD's direct marketing unit.

In 1996, she became Director of Market Information Services at the Vancouver Stock Exchange in Vancouver, returning to communications as a Vice President and later President of a Vancouver PR agency. She formed DDSM in 2001.

She has been an active leader in her professional association, serving as President of the Toronto chapter of IABC (the International Association of Business Communicators) and on both the Canadian and international executive boards.

"I am very pleased to be working with an experienced professional like Ms. de Stein. The Company will benefit from her advice and support in our communications with investors and media," said Jeff Ciachurski, WND President.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.
(Registrant)

Date: April 29, 2004	By:	"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski, President, CEO and Director